SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                   Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report:  August 11, 1999



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                       Telephone: (011) 46-40-32-13-33

           Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              (X)   Form 20-F            ( )   Form 40-F


           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                ( )   Yes           (X)   No


           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

           Not applicable.

           This Form 6-K consists of a press release issued by Biora AB on August 11, 1999 relating to Biora's principal product, Emdogain, being approved by the United States Food and Drug Administration for minimally invasive surgical treatment of periodontitis.




 Press Release from Biora AB (publ), dated August 11, 1999


 BIORA'S PRINCIPAL PRODUCT EMDOGAIN APPROVED BY FDA
 FOR MINIMALLY INVASIVE SURGICAL TREATMENT OF PERIODONTITIS

 Malmo, Sweden, April 23 1999 -- BIORA AB (Nasdaq: BIORY, SSE: BIOR) The United States Food and Drug Administration (FDA) has approved Biora's principal product, Emdogain, for use as an adjunct to a minimally invasive surgical technique. This indicates that Emdogain can be utilized in conjunction with scaling and root planing procedures for the treatment of periodontal intrabony defects in aesthetic zones to optimize tissue height. Aesthetic zones include the teeth and gums which appear when a person smiles. The aesthetic zone poses particular challenges to the dental practitioner in that soft tissue aesthetics is compromised in traditional periodontal surgical procedures.

 "This is an important step for Biora and gives us the possibility to offer Emdogain to a greater number of customers than we do today", said Biora's CEO Tomas Hammargren. "This new indication places greater demands upon our marketing organization and we are evaluating additional sales channels."

 According to data from ADA (American Dental Association) there are appr. 140,000 dentists in the United States and Biora estimates that the target group for this new indication is 60,000. Biora expects that Emdogain used in a minimally invasive surgical technique will have a potential application in conjunction with the approximately 17 million scaling and root planing procedures performed annually in the United States. Biora estimates that half of those are performed in the aesthetic zone.

 Although this presents a marketing opportunity, additional clinical documentation and market information will be required prior to introduction in the United States, which Biora expects within the next twelve months.

 Emdogain was launched in Europe during 1996 for surgical treatment of severe periodontitis, in the USA during 1997 and in Japan during 1998. Sales during 1998 were approximately SEK 50 million and approximately SEK
 17.2 million during the first quarter of 1999. The Interim Report for the first half of 1999 will be released on August 18.

 Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

 This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.



 PRESIDENT AND CEO        INVESTOR RELATIONS       U.S INVESTOR RELATIONS
 TOMAS HAMMARGREN         MIKAEL SJOBLOM           ELISABETH LAVERS
 + 46 40 32 13 36         + 46 40 32 13 65         + 1 203 977 7797


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   BIORA AB


 Dated:    August 11, 1999         By:  /s/ Anders Agering
                                      -------------------------
                                      Anders Agering
                                      Chief Financial Officer